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                                                                    Exhibit 2-A

                            ASSET PURCHASE AGREEMENT

                                  by and among

                            Morgan's Restaurants of
                              Pennsylvania, Inc.,
                       Morgan's Foods of Missouri, Inc.,
                       Morgan's Restaurants of Ohio, Inc.

                                      and

                          Morgan's Weirton Foods, Inc.

                            (together, "Purchaser"),

                              Morgan's Foods, Inc.

                                    ("MFI")

                                      and

                        KFC National Management Company

                                      and
                   Kentucky Fried Chicken of California, Inc.

                              (together "Seller")

                                 April 30,1999
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                            ASSET PURCHASE AGREEMENT
                            ------------------------

         This ASSET PURCHASE AGREEMENT (this "Agreement"), made and entered into as of this 30th day of April, 1999 by and among Morgan's Restaurants of Pennsylvania, Inc., a Pennsylvania corporation ("MRP"), Morgan's Foods of Missouri, Inc., a Missouri corporation ("MFM"), Morgan's Restaurants of Ohio, Inc., an Ohio corporation ("MRO"), Morgan's Weirton Foods, Inc., a West Virginia corporation ("MWF"), (MRP, MFM, MRO and MWF shall be referred to jointly and severally as "Purchaser"), Morgan's Foods, Inc., an Ohio corporation ("MFI"), KFC National Management Company, a Delaware corporation ("NMC"), and Kentucky Fried Chicken of California, Inc., a Delaware corporation ("KFCCAL") (NMC and KFCCAL shall be referred to jointly and severally as "Seller");

                                   WITNESSETH:
                                   -----------

         WHEREAS, Seller presently owns and operates 42 KFC restaurants and owns 1 restaurant site in areas in and around Pittsburgh, Pennsylvania, St. Louis, Missouri, Ohio and West Virginia as identified on Schedule 1 hereto (the "Restaurants"); and

         WHEREAS, Seller desires to sell and transfer to Purchaser and Purchaser desires to purchase and acquire from Seller the Restaurants on the terms and subject to the conditions set forth in this Agreement;

    NOW, THEREFORE, the parties hereto agree as follows:

                         I. PURCHASE AND SALE OF ASSETS
                            ---------------------------


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         1.1. PURCHASE AND SALE OF ASSETS. Subject to and upon the terms and conditions hereof, Seller shall sell and assign to Purchaser, and Purchaser shall purchase and acquire from Seller at the Closing (as defined in Section 7.1 hereof) the assets referred to or described in this Section 1.1 and/or the Schedules contemplated hereby (the "Assets"):

         1.1.1. OWNED REAL PROPERTY. All of Seller's rights and incidents of interest in and to the real property owned, as of the Closing Date (as defined in Section 7.1 hereof), by Seller constituting part of the Restaurants (the "Owned Real Property"). The Owned Real Property is identified on Schedule 1.1.1 hereto.

         1.1.2. LEASED REAL PROPERTY. All of Sellers rights and incidents of interest, as of the Closing Date, in and to the leases of real property constituting part of the Restaurants (the "Leased Real Property"). The Leased Real Property is identified on Schedule 1.1.2 hereto. Seller shall provide Purchaser with copies of the leases for such Leased Real Property.

         1.1.3. TANGIBLE PERSONAL PROPERTY. All rights and incidents of interest of Seller in and to all restaurant equipment, fixtures, furniture, signs, menus, dishes, glassware, utensils and other smallwares, computers, telephones, and other office or telecommunications equipment (but excluding the register systems and Sellers proprietary software) in which Seller has any interest as of the date of this Agreement and which are located at the Restaurants, as well as spare equipment and parts of which Seller is aware that are readily available, stored in the area of the Restaurants, and designated for use at the Restaurants, all of the foregoing subject to use, wear and tear, disposition, replacement or similar actions in the normal course between the date hereof and the Closing (the "Tangible Personal Property").

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         Purchaser may temporarily use the register systems until December 31,
1999 while Purchaser converts to a new POS system. Purchaser shall be entitled to use said systems free of charge for the first 90 days following the Closing Date. Thereafter, Purchaser agrees to pay Seller at the rate of $436 per month per Restaurant for Purchaser's use of such systems up to December 31, 1999. At the end of Purchaser's use of such systems, Purchaser shall, at its expense, deliver such register systems to Seller at one or more locations designated by Seller in the same condition as on the Closing Date, ordinary wear and tear for the period of use excepted. Purchaser may, at its option, cease using such register systems prior to December 31, 1999, at which time Purchaser's obligation to pay the monthly fee shall also cease.

         1.1.4. INVENTORIES. All rights and incidents of interest of Seller in and to the food ingredients, packaging materials, paper products, miscellaneous consumable inventories and stores and supplies located at the Restaurants, as of the Closing Date ("the Inventories").

         1.1.5. MISCELLANEOUS ASSETS. Other supplies (in addition to those listed as part of the Inventories described in Section 1.1.4 hereof) and sundry items, including telephone numbers, keys, lock combinations and similar items relating to the operation of the Restaurants, security systems located at the Restaurants and any purchasing cooperative stock interests of Seller pertaining specifically to the Restaurants.

         1.1.6. CASH. All cash in drawers and change funds of Seller in each Restaurant as of the commencement of business on the Closing Date, not to exceed $1,000 per Restaurant (the "Cash").

         1.2. EXCLUDED ASSETS. Notwithstanding anything contained in this Agreement to the contrary, the following rights, properties and assets (the "Excluded Assets") shall not be included in the Assets:

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         1.2.1. CASH AND CASH EQUIVALENTS. All cash or cash equivalents of
Seller, including bank accounts and deposits, in existence on the Closing Date, other than the Cash.

         1.2.2. EXCLUDED REAL PROPERTY. The owned and leased real property of Seller other than the Owned Real Property and the Leased Real Property (the "Excluded Real Property").

         1.2.3. EXCLUDED IMPROVEMENTS. All buildings, fixtures and similar improvements located on the Excluded Real Property.

         1.2.4. EXCLUDED TANGIBLE PERSONAL PROPERTY. All office equipment, furniture, fixtures, business machines and other tangible personal property of Seller other than the Tangible Personal Property.

         1.2.5.   RECEIVABLES.  All accounts and notes receivable of Seller.

                               II. PURCHASE PRICE
                                   --------------
         2.1. PURCHASE PRICE. (a) In consideration of the transfer of the Assets and the other undertakings of Seller hereunder, Purchaser shall pay to Seller the sum of Thirty Million Five Hundred Thousand Dollars ($30,500,000) (the "Purchase Price"), plus the Cash and the value of the Inventories as of the Closing Date determined in accordance with Section 2.1(b) hereof. The Purchase Price shall be payable in cash to Seller by cashier's check or bank wire transfer to an account or accounts designated in writing by Seller as follows:
$150,000 upon the execution of this Agreement, and the remaining $30,350,000 on the Closing Date. The $150,000 shall be refundable to Purchaser only in the event this Agreement terminates pursuant to Section 10.1 hereof due to Seller's failure to fulfill any of

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its obligations hereunder that constitutes a condition precedent to the performance of Purchaser's obligations hereunder.

                  b) On the business day immediately preceding the Closing Date, as of the close of business of the Restaurants, Seller shall take a physical count and review of the Cash and Inventories, and Purchaser shall have the right to have its representatives observe such physical count and review. No later than 15 business days thereafter, Seller shall prepare and deliver to Purchaser a statement of all of the Cash and Inventories as of the Closing Date (the "Closing Inventory Statement"). Within ten business days after receipt by Purchaser of the Closing Inventory Statement, Purchaser shall remit to Seller, by cashiers check or bank wire transfer to an account designated in writing by Seller, the amount stated in the Closing Inventory Statement. All items of Inventory shall be valued at Seller's actual cost. Any amounts not paid by Purchaser within ten business days as provided herein shall bear interest at the lesser of (i) the rate of 1.5% per month or (ii) the highest rate permissible under applicable law.

                  (c) On the Closing Date, Purchaser shall remit to Seller in immediately available funds the amount of any prepaid deposits or other items that will benefit Purchaser's operation of the Restaurants and which are identified in Schedule 2.1(c) hereto as of the date hereof, or added to such schedule on or before the Closing Date.

                         III. ASSUMPTION OF LIABILITIES
                              -------------------------
         3.1. ASSUMED LIABILITIES. It is expressly understood and agreed that Purchaser shall assume, and shall be responsible for, those liabilities and obligations as are described in this Section 3.1. Purchaser shall assume on the Closing Date, and thereafter in due course shall pay and fully satisfy, the liabilities and obligations relating to the Restaurants and set forth

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below in subparagraphs (i) and (ii) of this Section 3.1 (such liabilities and obligations being referred to herein as the "Assumed Liabilities"):

         (i) All liabilities and obligations arising or accruing, or pertaining to the period, on or after the Closing Date (A) relating to the Restaurants or the Assets, or their ownership or operation, and (B) under all contracts, leases and other agreements pertaining to the Restaurants in the normal course (i) as identified on Schedule 3.1, (ii) copies of which have been provided to Purchaser, or (iii) (and where monetary obligations are included) for amounts consistent with market pricing (the "Assumed Contracts"); and

         (ii) Without limiting anything in subparagraph (i) above, all liabilities and obligations arising or accruing, or pertaining to the period, on or after the Closing Date for death, personal injury (including workers' compensation), property damage or other injury, damage or loss to, by or of any person or entity, any property or any right, relating to the Restaurants or the Assets, or their operation, including, without limitation, any tort, breach of contract or violation of any statute, regulation or other law or requirement of any governmental agency.

         Purchaser understands and agrees that the liabilities and obligations it is assuming under the Assumed Contracts may include, without limitation, the chicken purchases Seller or its affiliates plan, or may be obligated, to make for the Restaurants under Seller's or its affiliates' chicken supply agreements as listed on Schedule 3.1. Seller will use reasonable efforts to identify the Assumed Contracts, provide copies thereof to Purchaser, and list the Assumed Contracts it has knowledge of on Schedule 3.1.

              IV. REPRESENTATIONS, WARRANTIES AND CERTAIN COVENANTS
                  -------------------------------------------------

         4.1. REPRESENTATIONS, WARRANTIES AND CERTAIN COVENANTS OF SELLER. Seller represents and warrants to and covenants with Purchaser as follows:

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         4.1.1. ORGANIZATION. Each of NMC and KFCCAL is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

         4.1.2. AUTHORIZATION AND EFFECT OF AGREEMENT. Seller has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement. This Agreement constitutes a valid and binding obligation of Seller.

         4.1.3. NO RESTRICTIONS AGAINST SALE OF THE ASSETS. The execution and delivery of this Agreement by Seller, and the performance by it of the transactions contemplated hereby will not violate, conflict with, or result in a breach of the Certificate of Incorporation or By-Laws of Seller, or any Law applicable to it.

         4.1.4. INVENTORIES. As of the Closing Date, Inventories shall not be excessive in light of the present operation of the Restaurants. The Inventories consist of items usable in the normal course of the operation of the Restaurants.

         4.1.5. COMPLIANCE WITH LAWS. The Restaurants have been, are and will be, from the date hereof through the Closing Date, conducted in substantial compliance with applicable laws ("Laws"), and in a fashion reasonable consistent with Seller's business practices prior to Seller's execution of this Agreement.

         4.1.6. TITLE TO AND CONDITION OF TANGIBLE PERSONAL PROPERTY. Except as provided in Schedule 4.1.6 thereto, Seller has marketable title to all of the Tangible Personal Property free and clear of all liens, except for liens for taxes not due and payable, or that otherwise arise by operation of law. All items of the Tangible Personal Property are being sold in "as is" condition. Except with respect to the Restaurant located at 210 N. State Rt. 2, New Martinsville, West Virginia, there is no significant asset necessary for operating the Restaurants as KFC outlets that is not included in the Assets.

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         4.1.7. OWNED REAL PROPERTY AND LEASED REAL PROPERTY. With respect to the Owned Real Property and the Leased Real Property (the "Real Property"), except as provided in Schedule 4.1.7 hereto:

                 (i) To Seller's knowledge, there are no pending actions against or affecting the Real Property;

                 (ii) The Real Property (including all improvements, parking areas, utilities and HVAC systems) is being sold in "as is" condition; provided, however, that all major equipment systems included herein shall be in working condition on the Closing Date;

                  (iii) The Real Property currently has unrestricted vehicular and pedestrian ingress and egress access to publicly dedicated and publicly maintained roads or streets, the failure of which would not result in more than an insignificant adverse impact on the operation of the Restaurants;

                  (iv) Seller has not released or discharged nor, to Seller's knowledge (for purposes of this Agreement, to Seller's knowledge shall be deemed to be knowledge at the Louisville headquarters level, without any special investigation, of factors that would have more than an insignificant adverse impact on the operation of the Restaurants), has any third party released or discharged, any hazardous substance on the Real Property. Seller agrees to provide Purchaser with copies of any environmental surveys, audits or other reports relating to the Restaurants of which it is aware in its possession;

                   v) The Real Property leases are in effect, and all amounts due and owing by Seller pursuant to the leases prior to the Closing will be paid by Seller; and

                  (vi) Seller has marketable title in fee simple to the Owned Real Property, and marketable title to a leasehold estate in the Leased Real Property.

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         4.1.8. NO DEFAULT OR LITIGATION. To its knowledge, Seller is not, and on the Closing Date shall not be, in default under any of the material terms or provisions of any Assumed Contract. Except as provided in Schedule 4.1.8 hereto, to Seller's knowledge no action has occurred, or on the Closing Date shall have occurred, relating to the conduct of the Restaurants that would have a material adverse impact upon the post Closing operation of the Restaurants. Except as provided in Schedule 4.1.8 hereto, to Seller's knowledge there is no action pending against Seller relating to the conduct of the Restaurants that could have a material adverse effect upon the operation of the Restaurants.

         4.1.9. GENERAL. Seller shall not be deemed to have made any representation or warranty to Purchaser other than as expressly made by Seller in Sections 4.1.1 through 4.1.8 hereof. Without limiting the generality of the foregoing, Seller makes no representations with respect to any projections, estimates, budgets, future revenues or future operations of the Restaurants.

         4.2. REPRESENTATIONS, WARRANTIES AND CERTAIN COVENANTS OF PURCHASER. Purchaser represents and warrants to and covenants with Seller as follows:

         4.2.1. ORGANIZATION AND POWER. MRP is a corporation duly organized, validly existing and in good standing under the laws of Pennsylvania; MFM is a corporation duly organized, validly existing and in good standing under the laws of Missouri, MWF is a corporation duly organized, validly existing and in good standing under the laws of West Virginia, and each of MRO and MFI is a corporation duly organized, validly existing and in good standing under the laws of Ohio. Purchaser has all requisite corporate power and authority to own its properties and to conduct its business as presently conducted.

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         4.2.2. AUTHORIZATION AND EFFECT OF AGREEMENT. Purchaser has all
requisite power and authority to enter into and to perform its obligations under this Agreement. This Agreement constitutes a valid and binding obligation of Purchaser.

          4.2.3. NO RESTRICTIONS AGAINST PURCHASE OF THE ASSETS; NO DEFAULT. The execution and delivery of this Agreement by Purchaser, and the performance by it of the transactions contemplated hereby will not violate, conflict with or result in a breach of the Certificate of Incorporation or By-Laws of Purchaser, or any Law applicable to it. Purchaser is not in default under any of the terms or provisions of any debt instrument, supply agreement or other agreement or instrument relating in any way to its existing business or assets.

          4.2.4. GENERAL. Except as may otherwise be expressly included elsewhere in this Agreement, Purchaser shall not be deemed to have made any representation or warranty to Seller other than as expressly made by Purchaser in Sections 4.2.1 through 4.2.3 hereof.

                  V. CERTAIN COVENANTS OF PURCHASER AND SELLER
                  --------------------------------------------

         Purchaser and Seller covenant and agree as follows:

         5.1. PRESS RELEASES. Purchaser and Seller shall not issue or cause publication of any press release or other public communication with respect to this Agreement or the transactions contemplated hereby without the consent of the other. Without the express prior written consent of the other, Purchaser and Seller shall not, and Purchaser and Seller shall cause their affiliates not to, disclose to any other person or entity any information with respect to the terms and conditions of this Agreement; provided however that each of Purchaser and Seller may make such disclosures to (i) its independent accountants, legal counsel and employees, and (ii) as required by law, including without limitation by the

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Securities and Exchange Commission ("SEC") and any other national stock exchange, provided such party gives written notice to the other and discusses the matter with the other prior to any such disclosure.

         5.2. INVESTIGATION BY PURCHASER. Seller shall afford to the authorized representatives of Purchaser access to the Restaurants so that Purchaser may interview the Restaurant employees and assess the condition of the Assets. Purchaser shall schedule the interviews and inspections with Seller's Director of Operations and Recognition ("DOR") for the region(s) in which the Restaurants are located, and Purchaser's representative shall be accompanied by Seller's DOR or his designee. Purchaser shall conduct the interviews and inspections so as to minimize any disruption to the operation of the Restaurants.

          5.3. CONFIDENTIAL NATURE OF INFORMATION. Whether or not the Closing shall occur, each of the parties hereto shall treat in confidence all documents, materials and other information which it shall have obtained regarding the other relating to this Agreement or the transactions contemplated hereby.

         5.4. MAKE NO MATERIAL CHANGE IN THE RESTAURANTS. Seller shall operate the Restaurants until the Closing Date in the ordinary course, which shall include maintaining, repairing and/or replacing equipment at the Restaurants in the normal course.

         5.5. SATISFACTION OF CONDITIONS. Each of the parties hereto agrees to use its best efforts with due diligence and in good faith to satisfy promptly all conditions to the obligations of the parties hereto in order to expedite the consummation of the transactions contemplated hereby. In connection herewith, both parties agree to work together to agree to reasonable terms and conditions with the landlords of each parcel of Leased Real Property in order to obtain, where necessary, landlord consents to the assignment of the leaseholds from Seller to

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Purchaser, including as an example but not limited to Seller reasonably agreeing to remain contingently obligated to the landlord on a particular assigned leasehold and Purchaser reasonably agreeing to indemnify Seller against any Seller's loss associated with Seller's remaining so obligated.

         5.6. PURCHASE PRICE ALLOCATION. For federal, state, local and other tax purposes, including without limitation income tax, ad valorem, transfer and recording tax and similar purposes, Purchaser and Seller agree that the Purchase Price will be allocated (the "Allocation") among the Assets as set forth on
Schedule 5.6. None of the parties hereto will take any position that is substantively inconsistent with the Allocation in preparing any income or other tax return or report and will each use reasonable efforts to maintain the positions reflected in such returns or reports in determining any tax liabilities. The parties acknowledge that the Allocation shall be based on, and reflect, the relative fair market value of the Assets and Assumed Liabilities as of the date hereof.

         5.7. TITLE AND SURVEY MATTERS. Purchaser shall have the right, at its option and sole cost and expense, to cause a current Commitment for Title Insurance for the Restaurants to be issued for the benefit of Purchaser, to cause a title search to be performed for the Restaurants and to cause surveys and/or environmental Vista reports to be prepared or performed. In the event any of the foregoing require access to the Restaurants, Purchaser shall follow the procedures set forth in Section 5.2 hereof. Title and/or environmental reports, searches, investigations, work or the like other than as specifically described in this Section 5.7 shall not be performed or caused to be performed by Purchaser in connection with the Restaurants without Seller's prior written consent, which shall not be unreasonably withheld. Seller agrees to provide Purchaser with copies of any surveys, title reports, title insurance policies or environmental assessments relating to the Restaurants of which it is aware in its possession.

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         In the event the results of any environmental audit of any of the Owned
Real Property performed with Seller's prior consent as provided above indicates that remedial action to alleviate currently existing contamination problems at any such site is required by applicable federal or state law, Seller may, at its option, (i) conduct, at its expense, the remedial action as required at such site, (ii) work with Purchaser to reach a resolution that is mutually acceptable to both Seller and Purchaser, or (iii) remove such Restaurant from this Agreement, in which event the Purchase Price shall be reduced as provided in
Schedule 5.7 hereto.

         5.8. CASUALTY AND CONDEMNATION. In the event that any Restaurant is materially damaged by casualty or a material portion of any Restaurant is taken or subject to pending or threatened condemnation prior to Closing, Purchaser shall purchase the Restaurant and Seller shall transfer at Closing all insurance or condemnation proceeds received (together with an assignment of the right to receive any proceeds not yet paid) to Purchaser.

         5.9. EQUITY PORTION OF PURCHASE PRICE. Commencing as of the Closing Date, Purchaser shall maintain an equity position in the Restaurants equal to, at a minimum, the aggregate of (i) 15% of the Purchase Price, Cash, value of the Inventories and all transaction costs (with transaction costs, to the extent they do not exceed 5% of the Purchase Price, Cash and value of the Inventories), and (ii) all transaction costs incurred by Purchaser in connection with the transactions contemplated hereby in excess of 5% of the Purchase Price, Cash and value of the Inventories. Equity may include stock/partnership capital and market value of existing assets, net of debt. Equity investments of stock/partnership capital and/or a contribution of assets will be valued on an "all-in" basis. The equity of the combined entity (acquired Assets and existing operations) must be at least 15%. Equity shall be calculated in accordance with the formula set forth in Schedule 5.9. In order to cause Purchaser to satisfy its equity obligations under this Agreement, MFI hereby

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unconditionally guarantees to Seller and its affiliates, successors and assigns, the full and complete timely performance of Purchaser's obligations under this Agreement, the Real Property leases and the KFC Franchise Agreements for the Restaurants. MFI hereby waives presentment, demand, protest and notice in connection with this guaranty obligation. Purchaser's failure to maintain such equity position in the Restaurants as provided in this Section 5.9 at any time during the first two years following the Closing shall constitute a breach by Purchaser of the KFC Franchise Agreements for all of the Restaurants; provided, however, that Purchaser shall have 60 days following notice from Seller to cure any failure by Purchaser, by a less than a material amount, to maintain such equity position. The parties acknowledge that the remedy provided in the foregoing sentence shall not limit any other remedy available to Seller relating to a breach by Purchaser of Section 5.9, either during or after such two-year period. Purchaser further agrees that it will not, during the first two years following Closing, without the prior written consent of Seller, which shall not be unreasonably withheld, refinance or restructure any portion of Purchaser's debt or equity assumed or contributed in connection with the transactions contemplated hereby. The parties agree that it shall not be unreasonable for Seller to withhold its consent if such refinancing or restructuring would result in a reduction of equity below the minimum level required by this Section 5.9. Purchaser agrees, at Seller's request, to provide Seller at Closing with an officers certificate in form satisfactory to Seller that the equity contributed by Purchaser as required by this Section 5.9 is not encumbered in any way.

            5.10. FINANCING. In the event Purchaser is planning to finance a portion of the Purchase Price, Purchaser shall file within 10 business days of the execution of this Agreement a completed application for such financing with a reputable financing company and provide Seller with a copy of such completed application. Purchaser shall regularly inform Seller of the


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status of its endeavors to obtain financing. In the event Purchaser does not, despite its best efforts, obtain a commitment for such financing with 60 days of the execution of this Agreement, then within 75 days of the execution of this Agreement either party may terminate this Agreement. Purchaser agrees that it will provide Seller with a copy of the lender commitment letter promptly following its receipt of such letter, or at least 10 days before Closing, whichever is earlier. Purchaser also agrees, at Seller's reasonable request, to provide Seller with copies of any other documentation relating to such financing.

         5.11. FINANCIAL STATEMENTS AND RELATED DOCUMENTS. At the time of execution of this Agreement, Purchaser shall deliver to Seller a copy of MFI's certified audited current financial statements, as well as Purchaser's current financial statements certified by the president and chief financial officer of Purchaser. MFI's financial statements shall be in the form, with the content and for the period required by the SEC. All financial statements of Purchaser shall be in the form, with the content, and for the period reasonably required by Seller.

         If these financial statements do not show that Purchaser has available cash or other liquid assets equaling at least 15% (as calculated in accordance with Schedule 5.9) of the Purchase Price, Cash and value of the Inventories (and transaction costs as provided in Section 5.9 hereof), Purchaser shall also deliver proof that Purchaser has available 15% of the Purchase Price, Cash and value of the Inventories (and transaction costs as provided in Section 5.9 hereof) that will not be secured by the Assets or by stock in the Purchaser.

         For the two year period following the Closing, Purchaser shall provide Seller with MFI's then current quarterly financial statements in the form prescribed by the SEC, and Purchaser's then current certified quarterly financial statements in the form reasonably satisfactory to Seller.

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         Purchaser has provided Seller with copies of Purchaser's business plan for the Restaurants, and shall provide Seller with Purchaser's ownership structure, certified as true and correct by Purchaser or a duly authorized officer of Purchaser.

         5.12. EMPLOYEES. Except as provided in Schedule 5.12 hereto, Purchaser shall extend offers of employment to all of Seller's employees up to and including the level of Restaurant General Manager working in the Restaurants, such employment to commence effective the Closing Date. Seller shall offer Purchaser the opportunity to interview Seller's area coaches for the Restaurants. Except as otherwise expressly provided by applicable law, on and after the Closing Date Purchaser shall be responsible for all matters of employment occurring on or after the Closing Date concerning such employees who accept Purchaser's offer of employment, including without limitation workers' compensation claims, unemployment benefit claims, wage and hour claims, employment discrimination claims, child labor claims and OSHA claims, and Purchaser shall indemnify Seller for any and all such matters and claims, and Seller shall be responsible for such matters of employment and claims occurring up to the Closing Date and shall indemnify Purchaser therefor. The employment by Seller of the Restaurant employees who accept Purchaser's offer of employment shall cease effective the close of business on the day preceding the Closing Date. The timing of such offers of employment, and any related meetings between Purchaser and the Restaurant employees, shall be as agreed between Purchaser and Seller. Seller makes no representations regarding the qualifications or abilities of the Restaurant employees. For a period of two years following the Closing Date, Seller and its affiliates shall not knowingly, without the consent of Purchaser, recruit with an intent to employ any Restaurant employee employed by Seller on the day preceding the Closing Date who accepts Purchaser's offer of employment, so long as such Restaurant employee remains an employee of Purchaser.

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                     VI. CONDITIONS PRECEDENT TO THE CLOSING
                         -----------------------------------

         6.1. CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER. The obligations of Purchaser under this Agreement shall be subject to the satisfaction, on or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived at the option of Purchaser:

         6.1.1. MISREPRESENTATION OR BREACH OF COVENANTS, REPRESENTATIONS AND WARRANTIES. There shall have been no material breach by Seller in the performance of Seller's covenants herein, the representations and warranties of Seller contained or referred to in this Agreement shall be true and correct on the Closing Date and there shall have been delivered to Purchaser a certificate to that effect, dated the Closing Date, and signed by a duly authorized officer of Seller.

         6.1.2 CONVEYANCING DOCUMENTS. With respect to the Assets there shall have been delivered to Purchaser by Seller bills of sale, assignments, general warranty deeds, landlord consents, lease assignments, KFCC Form 76(5p) Franchise Agreements in conformity with Section 6.2.4 of this Agreement, and KFCC and Taco Bell Corporation authorizations, as appropriate, for Taco Bell/KFC. 2n1 facilities (conversions or ground-ups) and single brand facilities for the locations specified in Schedule 10.12 hereto for the effective dates stated therein. All of the transfer documents delivered pursuant to this Section shall be reasonably satisfactory to Purchaser's attorneys and Purchaser's lender as of the Closing Date.

         6.1.3. CONSENTS AND APPROVALS. The consents, waivers and approvals necessary for the effective transfer, assignment and conveyance of the Assets shall have been given or obtained.

         6.1.4 APPROVAL BY MFI. This Agreement and the transactions contemplated hereby shall have been approved by the Board of Directors of MFI.

         6.1.5. NO LEGAL OBSTRUCTION. Any and all required waiting periods or approvals under the Hart-Scott-Rodino Act or with or from other federal agencies shall have expired or been terminated or received without the institution of a proceeding challenging the transactions contemplated hereby. Any required filing fees in connection with the approvals contemplated by this Section shall be shared equally by Purchaser and Seller.

         6.1.6 RELATED CLOSING. Simultaneously with the Closing hereunder, the sale of 12 Taco Bell restaurants in the Pittsburgh, Pennsylvania area to Purchaser or its affiliates contemplated under the Asset Purchase Agreement executed on or about the date hereof among Purchaser, MFI, Taco Bell Corp. and Taco Bell of California, Inc. shall also close.

         6.2. CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER. The obligations of Seller under this Agreement shall be subject to the satisfaction, on or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived at the option of Seller.

         6.2.1. NO MISREPRESENTATION OR BREACH OF COVENANTS, REPRESENTATIONS AND WARRANTIES. There shall have been no material breach by Purchaser in the performance of its covenants herein, the representations and warranties of Purchaser contained or referred to in this Agreement shall be true and correct on the Closing Date and there shall have been delivered to Seller a certificate to that effect, dated the Closing Date, and signed by a duly authorized officer of Purchaser.

         6.2.2 CONSIDERATION. Purchaser shall have delivered to Seller the Purchase Price in accordance with the terms of Section 2.1 (a) hereof.

          6.2.3. RESOLUTIONS; OTHER DOCUMENTS. There shall have been delivered to Seller by

Purchaser copies, certified by the Secretary of Purchaser, of resolutions duly adopted by the Board of Directors and shareholders of Purchaser authorizing, ratifying and approving the terms, execution and delivery by Purchaser of this Agreement and the performance thereof by Purchaser. Purchaser shall have also delivered to Seller a good standing certificate dated within 15 days of the Closing Date, as well as the documents referred to in Sections 5.10 and 5.11 hereof and any other documents that Seller may reasonably request.

         6.2.4. FRANCHISE DOCUMENTS. Purchaser and KFCC shall have executed and delivered to each other a 20-year KFC Franchise Agreement Form 76(5p) for each of the Restaurants, together with such other documents as may then be customarily required by KFCC in connection with the issuance of franchises, including without limitation the Franchisee Use of Safety, Security and Employee Relations Materials Release and Disclaimer, and the KFCC and Taco Bell Corp. authorizations, as appropriate, for the Taco Bell/KFC 2nl and other facilities for the locations specified in Schedule 10.12 hereto. For any of the Restaurants that are Taco Bell/KFC 2nl's on the Closing Date, with the exception of the 2n1 Restaurant located at 6190 Steubenville Pike, McKees Rocks, PA, Purchaser and Taco Bell Corp. shall have executed and delivered to each other a current form 5-year Taco Bell Franchise Agreement, together with such other documents as may then be customarily required by Taco Bell Corp. in connection with the issuance of franchises, and Purchaser shall have been granted at Closing the option to convert such 5-year franchises to (in the aggregate) 20-year franchises following the upgrade by Purchaser of each such 2n1 facility to then current Taco Bell/KFC ground-up image and standards within 5 years of the Closing and the payment by Purchaser to Taco Bell Corp. of an initial fee of $45,000 for each such 2n1 facility. For such McKees Rocks Restaurant, Purchaser shall have the right to operate the Taco Bell Express facility for the remaining portion of the current 5-year term only.

         6.2.5. APPROVAL BY TRICON. This Agreement and the transactions contemplated hereby shall have been approved by the senior management of Tricon Global Restaurants, Inc. ("Tricon").

         6.2.6. NO LEGAL OBSTRUCTION. Any and all required waiting periods or approvals under the Hart-Scott-Rodino Act or with or from other federal agencies shall have expired or been terminated or received without the institution of a proceeding challenging the transactions contemplated hereby. Any required filing fees in connection with the approvals contemplated by this Section shall be shared equally by Purchaser and Seller.

         6.2.7. RELATED CLOSING. Simultaneously with the Closing hereunder, the sale of 12 Taco Bell restaurants in the Pittsburgh, Pennsylvania area to Purchaser or its affiliates contemplated under the Asset Purchase Agreement executed on or about the date hereof among Purchaser, MFI, Taco Bell Corp. and Taco Bell of California, Inc. shall also close.

         6.2.8. EAST SIDE MARIO'S LITIGATION. As of the Closing, MFI, Purchaser and their affiliates shall execute and deliver to Seller a general release and related documents in the form reasonably satisfactory to Purchaser, Seller and their respective counsel. The release and related documents shall provide, in substantial part, that MFI, Purchaser and their affiliates release with prejudice any and all claims whatsoever that any of them have, may have or may have had, or which were, could have been, or may have been asserted by them in the litigation entitled MORGAN'S CREATIVE RESTAURANT CONCEPTS, INC. AND MORGAN'S FOODS, INC. v. EAST SIDE MARIO'S RESTAURANTS, INC., MARIE CALLENDER'S PIE SHOPS, INC. AND MARK BROMBERG, filed in the United States District Court, Northern District of Ohio, Eastern Division, Case No. 1:98CV1559, or MORGAN'S CREATIVE RESTAURANT CONCEPTS, INC. AND MORGAN'S FOODS, INC. v. EAST SIDE MARIO'S, INC., MARIE CALLENDER'S PIE SHOPS,

INC. AND MARK BROMBERG, filed in the United States District Court, Northern District of Ohio, Eastern Division, Case No.1:98CV920 (the "Litigation") against Tricon or any of its affiliates, or for which Tricon or any of its affiliates may have an obligation to indemnify any or all of East Side Mario's Restaurants, Inc., Marie Callender's Pie Shops, Inc., or any of their respective current or former affiliates, employees, officers or directors, or PepsiCo, Inc., or any of its current or former affiliates, employees, officers or directors (together "Indemnified Parties") in connection therewith (provided, however, that this shall not preclude MFI, Purchaser and their affiliates from asserting claims against any such Indemnified Party, for which claims Tricon and its affiliates have no obligation to indemnify such Indemnified Party), and that MFI, Purchaser and their affiliates jointly and severally agree to indemnify Tricon and its affiliates for, from and against any other claims which were, are or may be asserted against Tricon or any of its affiliates in the Litigation or any related litigation involving the same parties, or for which Tricon or any of its affiliates are found to be liable in the Litigation or any related litigation involving the same parties. Except as provided herein, Tricon and its affiliates shall release MFI and its affiliates from any claims Tricon or its affiliates may have against MFI or it affiliates relating to the East Side Mario's restaurant concept.

         In connection with such release, Seller shall cause Pizza Hut, Inc. to pay MFI $60,000.

                                  VII. CLOSING
                                  ------------

          7.1 THE CLOSING. Subject to the fulfillment of the conditions precedent specified in Article VI hereof, the consummation of the transactions of purchase and sale contemplated hereby (the "Closing") shall take place at 10:00 a.m. on June 15, 1999 or on such other date as mutually agreed by Seller and Purchaser (the "Closing Date"). The Closing shall take place at a location as mutually agreed by Purchaser and Seller.

                              VIII. INDEMNIFICATION
                                    ---------------

        8.1. INDEMNIFICATION. (a) Purchaser and Seller (i) represent that they have not incurred any brokerage or finder's fees or agent's commissions or other similar charges to any person or entity which would result in liability, cost or obligation to the other or any affiliate of the other and (ii) agree to indemnify and save harmless the other from and against any loss, cost, damage or expense (including court costs and reasonable attorneys' fees and expenses) resulting from any breach of such representation.

         (b) From and after the Closing, Seller shall indemnify and save harmless Purchaser and its affiliates from and against any and all loss, cost, damage or expense of or to Purchaser or its affiliates (including court costs and reasonable attorneys' fees and expenses) resulting from or arising out of:

                  (i) Any breach of any representation, warranty, covenant or obligation of Seller contained in this Agreement; or

                  (ii) Any liability or obligation in respect of the operation of the Restaurants by Seller prior to the Closing Date (including but not limited to employment or termination claims by Seller's Restaurant employees arising from events occurring at the Restaurants prior to the Closing Date).

         (c) From and after the Closing, Purchaser shall indemnify and save harmless Seller and its affiliates from and against any and all loss, cost, damage or expense of or to Seller or its affiliates (including court costs and reasonable attorneys' fees and expenses) resulting from or arising out of:

                  (i) Any breach of any representation, warranty, covenant or obligation of Purchaser contained in this Agreement; or

                  (ii) The Assumed Liabilities.

                           IX. PRORATIONS AND EXPENSES
                               -----------------------

         9.1. EXCLUSIVITY. Utility charges, rental charges, Real Property taxes, and personal property taxes, including without limitation, accruals or prepayments thereof (collectively called the "Proration Accounts"), shall be apportioned between Seller and Purchaser as of the Closing. To the extent the Proration Accounts cannot be fully apportioned, or other amounts payable by Purchaser or Seller hereunder, as the case may be, cannot be fully determined as of the Closing, either party may from time to time after the Closing Date prepare and submit to the other one or more post-closing statements, and Purchaser or Seller, as the case may be, shall pay the amounts due to the other within 30 days of receipt of any such post-closing statement.

          9.2. OTHER TAXES AND EXPENSES. (a) All federal, state and municipal income, federal and state withholding, Federal Insurance Contributions Act, federal employment and state unemployment taxes and other charges levied or imposed upon Seller will be borne and paid by Seller and all such taxes and charges so levied or imposed upon Purchaser will be borne and paid by Purchaser.

                  (b) Except as otherwise provided by the Proration Accounts or this Agreement, each party will bear and pay its own expenses and taxes incurred in connection with the transactions referred to in this Agreement. Notwithstanding the foregoing, Purchaser shall bear and pay in their entirety all registration, sales, transfer, excise, real estate, escrow, recordation and any similar taxes and fees, as well as all closing fees, whether charged by the lender, the title company or otherwise, payable by reason of the sale and conveyance of any of the Assets; provided, however, that Seller shall pay 1/2 of the 2% Pennsylvania real estate transfer tax only; and provided further, however, that, to the extent Seller is required under applicable state law to remit any sales taxes in connection with the transactions contemplated by this Agreement, Purchaser shall pay such taxes to Seller at Closing so they can be duly and timely paid in accordance with such state law.

                                X. MISCELLANEOUS
                                ----------------

         10.1. TERMINATION. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the
Closing:

                    a)  by the mutual written consent of Purchaser and Seller;

                    b) by Seller or Purchaser if the Closing shall not have occurred on or before September 30, 1999, unless extended by written agreement of the parties; or

                    c) by either Purchaser or Seller if the other shall fail to fulfill any of its obligations hereunder that constitutes a condition precedent to the performance of the first party's obligations in accordance with the terms hereof.

         In the event of termination of this Agreement under Section 10.1, each party hereto shall pay all of its own fees and expenses. There shall be no further liability hereunder on the part of any party hereto if this Agreement shall be so terminated, except by reason of a breach of this Agreement or any representation, warranty or covenant contained herein. Notwithstanding the foregoing sentence, the $150,000 of the Purchase Price paid by Purchaser upon the execution of this Agreement shall only be refundable as provided in Section 2.1(a) hereof. The termination of this Agreement as provided in this Section shall have no impact on the defenses, rights and remedies, if any, available to any party (currently or hereafter) in the Litigation, or with respect to any claims which any party may make against Tricon or its affiliates in the Litigation, or any claims that Tricon or its affiliates may make against any such party or others in the Litigation or otherwise.

         10.2. SPECIFIC PERFORMANCE. Seller and Purchaser acknowledge and agree that monetary damages are not adequate to enforce the terms of this Agreement or to address a breach or an alleged breach of this Agreement. Each of the parties hereto will be entitled to obtain specific performance or other equitable relief against the other in connection with any breach of any provision hereof (in addition to any other remedies, including monetary damages, otherwise available hereunder or at law).

         10.3. NOTICES. All notices and other communications required or permitted hereunder shall be in writing and, unless otherwise provided in this Agreement, shall be deemed to have been duly given when delivered in person or when dispatched by telegram or electronic facsimile transfer, or sent by overnight mail to the addressees at the addresses specified below:

                  (a)  If to Seller:

                  KFC National Management Company
                  Kentucky Fried Chicken of California, Inc.
                  1441 Gardiner Lane
                  Louisville, Kentucky 40213
                  Attn: General Counsel

                  (b) If to Purchaser:

                  Morgan's Foods, Inc.
                  Morgan's Restaurants of Pennsylvania, Inc.
                  Morgan's Foods of Missouri, Inc.
                  Morgan's Restaurants of Ohio, Inc.
                  Morgan's Weirton Foods, Inc.
                  24200 Chagrin Boulevard, Suite 126
                  Beachwood, Ohio 44122
                  Attn: Mr. James J. Liguori
                  President, Chief Operating Officer
or to such other address or addresses as any such party may from time to time designate as to itself by like notice.

         10.4. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of Seller, Purchaser, and their respective successors and assigns; provided however that Purchaser may not assign its rights or delegate its obligations hereunder in whole or in part without the prior written consent of Seller; provided further that, as between Seller and Purchaser, no such assignment shall relieve Purchaser of its primary liability to Seller for any of Purchaser's obligations hereunder.

         10.5. MODIFICATION AND WAIVER. No modification or waiver of any of the provisions of this Agreement shall be effective unless such modification or waiver shall be in writing and signed by the party or parties to be bound.

         10.6. ENTIRE AGREEMENT. This Agreement (together with any Schedules and Exhibits hereto, the Asset Purchase Agreement referred to in Section 6.2.7 and the settlement and release documents contemplated in Section 6.2.8) supersedes any other agreement, whether written or oral, that may have been made or entered into by Purchaser or Seller relating to the matters contemplated hereby. This Agreement (together with any Schedules and Exhibits hereto) constitutes the entire agreement by and between the parties and there are no agreements or commitments except as expressly set forth herein. Notwithstanding the above, this Section shall not apply to those agreements listed in Schedule 10.6 hereto.

         10.7. LIMITATIONS ON RIGHTS OF THE PARTIES. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, firm or corporation other than the parties hereto any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

         10.8. APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the substantive laws of the Commonwealth of Kentucky without giving effect to the principles of conflict of laws thereof. If any party seeks to enforce its rights under this Agreement by legal proceedings or otherwise, the nonprevailing party shall pay the prevailing party's costs and expenses, including, without limitation, reasonable attorney's fees.

         10.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

         10.10. TITLES AND HEADINQS. Titles and headings to sections herein are inserted for convenience of reference only, and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

         10.11. SEVERABILITY. If any provision or provisions of this Agreement, or any of the documents or instruments delivered pursuant hereto, or any portion of any provision hereof or thereof, shall be deemed invalid or unenforceable pursuant to a final determination of any court of competent jurisdiction or as a result of future legislative action, such determination or action shall be construed so as not to affect the validity or enforceability hereof or thereof and shall not affect the validity or effect of any other portion hereof or thereof.

         10.12. FRANCHISE AGREEMENTS. (a) Purchaser acknowledges that, except as may otherwise be provided in Schedule 10.12 hereto, Seller shall cause KFC Corporation ("KFCC") to issue to Purchaser a KFC Franchise Agreement for each of the Restaurants. Purchaser agrees to comply fully with the terms of such Franchise Agreements and any supplements or attachments thereto, including without limitation any "Exhibit A's" containing upgrading, relocation, rebuild and/or remodeling obligations for the Restaurants. Purchaser further acknowledges that, due to concern for the employees at the Restaurants, among other reasons, at the time of execution of this Agreement, the Exhibit A's may only contain generally described upgrading, relocation, rebuild and/or remodeling obligations, and that the specific components of such obligations (which shall include current image signage for all of the Restaurants) will be determined by Seller at a later date, consistent with the I.E. Guidelines for Divestitures currently endorsed by the NCAC. Purchaser agrees to comply with these specific obligations within the time periods specified by Seller. Purchaser further agrees to comply fully with the terms of each Real Property lease for the Leased Real Property, including without limitation the obligations under each Real Property lease to pay rent when due, so long as Seller or any of its affiliates remain obligated (contingently or otherwise) under such Real Property lease. Purchaser agrees that, notwithstanding anything to the contrary set forth in the KFC Franchise Agreements for the Restaurants, a breach by Purchaser of any Real Property lease under which Seller or any of its affiliates remain liable shall constitute a breach by Purchaser of the KFC Franchise Agreement for that Restaurant, and a breach by Purchaser of KFC Franchise Agreement for one of the Restaurants shall constitute a breach by Purchaser under the KFC Franchise Agreements for all of the Restaurants; provided, however, that this cross-default provision shall no longer apply to a default under a Real Property lease where Seller and its affiliates are no longer liable. The $25,000 initial franchise fee payable by Purchaser to KFCC for the KFC franchise for each of the Restaurants is included in the Purchase Price specified in Section 2.1 of this Agreement, and no separate additional initial franchise fee shall be charged by Seller to Purchaser for the KFC Franchise Agreements for any of the Restaurants. There shall be no initial fees payable by Purchaser for the 5-year Taco Bell franchise agreements for the Restaurants that are currently Taco Bell/KFC 2n1's.

              (b) In addition to its other agreements and obligations hereunder, including without limitation its Exhibit A obligations, Purchaser agrees that, subject to the then existing contractual rights of other KFC and Taco Bell franchisees and the then current practices and policies of KFCC and Taco Bell Corp. (e.g., any impact guidelines), it will construct and open for business a total of 20 new KFC and/or Taco Bell single or multi-brand outlets (including 9 conversions of single brand outlets to ground-up image 2nl's) in the following areas: 12 in the vicinity of the "Committed Locations" as identified in Schedule 10.12, and the remaining 8 in and/or around the areas where the Restaurants are located or in the "Optional Locations" as identified in Schedule 10.12. Where
Schedule 10.12 specifies a certain facility type for a particular location (e.g. Taco Bell/KFC 2n1), Purchaser agrees to construct such facility type at that location. The new outlets shall be constructed and opened for business in accordance with KFCC's and Taco Bell Corp.'s standards at specific locations approved by KFCC and/or Taco Bell Corp., as the case may be. Five new outlets shall be opened for business within each successive 12 month period following the Closing.

              At Closing, and in addition to the Purchase Price, Purchaser shall pay Seller the nonrefundable amount of $170,000 toward the initial franchise fees for the new outlets to be constructed at the Committed Locations identified in Schedule 10.12: $10,000 for each of the new brand points of distribution. As each of such 12 new outlets are opened for business as provided in this subsection (b), the remaining $15,000 portion of the initial franchise fee for each KFC and Pizza Hut outlet (distribution point) and $35,000 for each

Taco Bell outlet (distribution point) shall be payable by Purchaser to Seller or its designee on such opening day. In the event any of such 12 new outlets are not opened for business as provided herein (unless due to factors outside of Purchaser's control), the portion of the initial franchise fee paid hereunder for such outlet shall be retained by Seller.

              (c) For the 24-month period following the Closing, Seller shall not, and shall cause its affiliates not to, grant any other party the right to construct and open for business a KFC and/or Taco Bell outlet at any of the "Optional Locations designated for such brands; provided, however, that in order to retain the right to construct a KFC and/or Taco Bell outlet of the type identified in Schedule 10.12 at any of the Optional Locations after such 24-month period, Purchaser shall (I) pay to Seller or its designee before the expiration of such 24-month period $10,000 toward the initial franchise fee for each new brand distribution point at each such Optional Location, and (ii) remain in full compliance with the development timetable specified in subsection
(b) above; otherwise, Purchaser shall have no further right to construct or open for business any such outlet. The remainder of the initial franchise fee shall be paid as provided in subsection (b) above.

              (d) If any new outlet as referred to in (b) or (c) above is not opened for business as provided herein within the time periods specified (unless due to factors outside of Purchaser's control), the option for such outlet shall automatically expire, and Purchaser shall have no further right to construct or open for business such outlet. In addition, in the event any such new KFC outlet as referred to in (b) or (c) above is not opened as provided herein, Purchaser shall waive and release for a period of one year following the scheduled opening day any and all rights it may have under any then existing KFC Franchise Agreement to apply for any new KFC franchised outlet within such vicinity is described in Schedule 10.12 or subsection (b) above, unless such failure to open is due to factors outside of Purchaser's control. At the end of such one-year period, subject to the provisions of such KFC Franchise Agreements, Purchaser shall regain such rights.

              (e) Within 30 days following the beginning of each 12-month period following the Closing, Purchaser shall notify Seller in writing of the outlets (specifying locations) it will construct and open for business during that 12-month period.

              (f) Purchaser further agrees, as part of its overall agreement hereunder, that it will waive any Section 19 or other rights it may have under any current or then existing KFC, Pizza Hut or Taco Bell Franchise Agreement with respect to a total of 4 new franchised outlets to be constructed and opened for business of the types and in the vicinities identified below:

Type of Outlet                       Vicinity
--------------                       --------

1.  KFC/Taco Bell 2n1                Cranberry, PA

2.  KFC/Taco Bell 2n1                Pittsburgh University Campus (Forbes Ave.)

3.  KFC/Taco Bell/Pizza Hut 3n1      Pittsburgh, PA (Carson Street)

4.  KFC/Taco Bell 2n1                Cadiz, PA (part of Wheeling)

Purchaser is waiving these rights on the condition that the KFC Franchise Agreements issued to a third party for the KFC franchises identified above do not contain Section 19.

              (g) Purchaser and Seller further agree that Purchaser will relocate its current KFC outlet at 100 S. 7th Street in Indiana, PA (L125087) to another location acceptable to KFCC in Indiana, PA, in accordance with a timetable to be reasonably agreed upon by Purchaser and Seller. There shall be no initial franchise fee payable to KFCC with respect to this relocation, and such relocation shall not be counted toward Purchaser's development obligations under this Section 10.12.

         10.13. ASSET SALE ONLY. Purchaser and Seller mutually agree that this transaction constitutes an asset sale only.

         10.14. SANDWICH EQUIPMENT. Purchaser acknowledges and agrees that an incremental investment in equipment for the Restaurants will be necessary for Purchaser to participate in the national launch of sandwiches in the KFC System scheduled for September, 1999. Purchaser further acknowledges and agrees that it shall be responsible for purchasing such equipment and having it delivered to the Restaurants prior to such sandwich launch.

         IN WITNESS WHEREOF, the parties hereto have executed, or have caused their duly authorized representatives to execute, this Agreement the day and year first above written.

         SELLER:                            PURCHASER:

         KFC National Management Company    Morgan's Foods, Inc.

         By /s/ Scott Toop                  By /s/ Leonard Stein-Sapir
           -----------------------------      ---------------------------
                 Vice President                         Chairman

                                            FEIN 34-0562210
                                                 ----------

         Kentucky Fried Chicken of          Morgan's Restaurants of
         California, Inc.                   Pennsylvania, Inc.

         By /s/ Scott Toop                  By /s/ James J. Liguori
           ----------------------------       ----------------------------
             Vice President                     President & COO

                                            FEIN 25-1239132
                                                 ----------

Morgan's Foods of Missouri, Inc.

By /s/ James J. Liguori
 ----------------------
     President & COO

FEIN 34-1576794
    -----------

Morgan's Restaurants of Ohio, Inc.

By /s/ James J. Liguori
 ----------------------
     President & COO

FEIN 25-1219310
    ------------
Morgan's Weirton Foods, Inc.

By /s/ James J. Liguori
   --------------------
    President & COO

FEIN 25-1213925
     ----------